

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

<u>Via U.S. Mail and Facsimile to 972-403-7659</u>

Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

      RE: CareView Communications, Inc.
              Registration Statement on Form 10-12(g), as amended by
              Amendment No. 3
              Filed December 7, 2010
              File No. 000-54090

Dear Mr. Greco:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ Paul Fischer

                    for Larry Spirgel
                    Assistant Director